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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GENESIS ENERGY, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
371927
(CUSIP Number)
December 10, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	371927	Page	2	of	8

1	NAMES OF REPORTING PERSONS Denbury Resources Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		(1)

WITH:	8	SHARED DISPOSITIVE POWER

		(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,829,055(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	371927	Page	3	of	8

1	NAMES OF REPORTING PERSONS Denbury Gathering & Marketing, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		(1)

WITH:	8	SHARED DISPOSITIVE POWER

		(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,829,055(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	371927	Page	4	of	8

1	NAMES OF REPORTING PERSONS Genesis Energy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,829,055

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,829,055

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,829,055

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) The common units are directly beneficially owned by Genesis Energy, Inc., which has sole voting and investment power with respect to the common units. Genesis Energy, Inc. is a wholly-owned subsidiary of Denbury Gathering & Marketing, Inc., which in turn is a wholly-owned subsidiary of Denbury Resources Inc.
(2) Based on 38,253,264 common units of the Issuer issued and outstanding as of December 10, 2007, as disclosed to Genesis Energy, Inc. by the Issuer.

Page	5	of	8

Item 1(a)	Name of Issuer:

Genesis Energy, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

500 Dallas, Suite 2500
Houston, Texas 77002

Item 2(a)	Name of Person Filing:

Denbury Resources Inc.
Denbury Gathering & Marketing, Inc.
Genesis Energy, Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

	Genesis Energy, Inc.	500 Dallas, Suite 2500
Houston, Texas 77002
	Denbury Gathering & Marketing, Inc.	5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024
	Denbury Resources Inc.	5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

Item 2(c)	Citizenship:

	Genesis Energy, Inc.	Delaware
	Denbury Gathering & Marketing, Inc.	Delaware
	Denbury Resources Inc.	Delaware

Item 2(d)	Title of Class of Securities: Common Units

Item 2(e)	CUSIP Number: 371927

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.
Schedule 13G/A
     This Amendment No. 1 (“Amendment”) to Schedule 13G is being filed on behalf of Genesis Energy, Inc., Denbury Gathering & Marketing, Inc. and Denbury Resources Inc. (collectively, the “Reporting Persons”) relating to common units representing limited partner interests (the “Common Units”) of Genesis Energy, L.P., a Delaware limited partnership (the “Issuer”) beneficially owned by the Reporting Persons.

Page	6	of	8
     This Amendment is being filed to amend and restate Item 4 as follows:

Item 4	Ownership.

	(a)	Amount beneficially owned:

2,829,055 Common Units

	(b)	Percent of Class:

7.4%

	(c)	Number of Shares as to Which the Person Has:

		(i)	sole power to vote or to direct the vote:

			Denbury Resources Inc.	*
			Denbury Gathering & Marketing, Inc.	*
			Genesis Energy, Inc.	2,829,055*

		(ii)	shared power to vote or to direct the vote:

			Denbury Resources Inc.	0
			Denbury Gathering & Marketing, Inc.	0
			Genesis Energy, Inc.	0

		(iii)	sole power to dispose or to direct the disposition of:

			Denbury Resources Inc.	*
			Denbury Gathering & Marketing, Inc.	*
			Genesis Energy, Inc.	2,829,055*

		(iv)	shared power to dispose or to direct the disposition of:

			Denbury Resources Inc.	0
			Denbury Gathering & Marketing, Inc.	0
			Genesis Energy, Inc.	0
*	The common units are directly beneficially owned by Genesis Energy, Inc., which has sole voting and investment power with respect to the common units. Genesis Energy, Inc. is a wholly-owned subsidiary of Denbury Gathering & Marketing, Inc., which in turn is a wholly-owned subsidiary of Denbury Resources Inc.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

Page	7	of	8

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

DENBURY RESOURCES INC.
By:	/s/ Phil Rykhoek
	Name:	Phil Rykhoek
	Title:	Senior Vice President and Chief Financial Officer

DENBURY GATHERING & MARKETING, INC.
By:	/s/ Phil Rykhoek
	Name:	Phil Rykhoek
	Title:	Senior Vice President and Chief Financial Officer

GENESIS ENERGY, INC.
By:	/s/ Karen Pape
	Name:	Karen Pape
	Title:	Senior Vice President